UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-303

The Kroger Co. Savings Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

THE KROGER CO. SAVINGS PLAN

Financial Statements

And

Supplemental Schedules

December 31, 2004 and 2003

With

Report of Independent Registered Public Accounting Firm

THE KROGER CO. SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

May 27, 2005

THE KROGER CO. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

(In Thousands)

	2004	2003
Assets:
Cash	$1,238	1,618

Investments, at fair value except as shown otherwise:
Common stocks	1,036,116	1,178,309
Mutual funds	502,711	409,822
Stable value funds (at contract value)	—	616,442
Interest in master trust (at contract value)	636,260	—
Collective trusts	373,148	316,921
Participant loans	54,214	50,583

	2,602,449	2,572,077

Receivables:
Employer contributions	4,098	5,676
Accrued income	770	749

	4,868	6,425

	2,608,555	2,580,120

Liabilities:
Administrative fees payable	210	185

Net assets available for benefits	$2,608,345	2,579,935

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

(In Thousands)

	2004	2003
Additions:
Contributions:
Employer	$4,258	6,059
Participant	140,859	135,075

	145,117	141,134

Investment income:
Net appreciation in fair value of investments	9,351	358,384
Investment income - participation in a master trust	14,031	—
Dividends	10,933	2,789
Interest	17,135	32,068

	51,450	393,241

Total additions	196,567	534,375

Deductions:
Benefits paid to participants	167,440	132,404
Administrative expenses	717	978

Total deductions	168,157	133,382

Transfers:
Transfer from The Kroger Co. Savings Plan for Bargaining Unit Associates	—	10

Net increase	28,410	401,003

Net assets available for benefits:
Beginning of year	2,579,935	2,178,932

End of year	$2,608,345	2,579,935

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan:

The following description of The Kroger Co. Savings Plan (Plan) provides only general information. Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly owned subsidiaries (collectively the Company). The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employee. Subject to certain limits, participants may contribute up to 25% (6% if the participant is a highly compensated employee as defined by the Internal Revenue Service) of annual compensation to the Plan. Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Employer. The Company made a basic matching contribution into The Kroger Co. Common Stock Fund (Kroger Fund) equal to 15% of the salary directed by participants to the Kroger Fund during the period January 1, 2004 to June 30, 2004. The Company discontinued all matching contributions as of July 1, 2004.

Participant accounts

Each participant account is credited with the participant contribution, related matching contribution, supplemental contribution (if any), and an allocation of Plan earnings or losses. Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors. At termination, participants whose accounts have never exceeded $5,000 will receive a single lump sum distribution. Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options. Participants are entitled to benefits beginning at normal retirement age (generally age 65). Benefits are recorded when paid. Unclaimed benefits are forfeited and are applied to pay Plan expenses. Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account. The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account. Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.5%. The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter. Principal and interest are paid through periodic payroll deductions.

2.	Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

Certain investments of the Plan, along with some investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust agreement dated July 1, 2004 (the Master Trust), between Merrill Lynch Trust Company, the trustee, and The Kroger Co.

Investment valuation and income recognition

Investments in common stocks, mutual funds, and collective trusts are valued at fair value based on quoted market prices. Investment contracts are valued at contract value (cost plus accrued interest).

Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on average cost. Dividends are recorded on the ex-dividend date. Income from other investments is recorded as earned.

Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees. Any expenses that are unable to be allocated to participants are paid by the Company.

3.	Investments:

The Plan provides for participant directed investment into common stock of The Kroger Co., mutual funds, collective trusts, and stable value funds. Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
The Kroger Co. Common Stock Fund	$1,036,067	1,178,230
Merrill Lynch Equity Index Trust	198,898	176,714
Stable Value Funds	—	616,442
Interest in Master Trust	636,260	—
Merrill Lynch Fundamental Growth Fund	224,492	153,369

During the year ended December 31, 2004 and 2003, Plan investments (including investments bought, sold and held during the year) appreciated by $9,351 and $358,384 as follows (in thousands):

	2004	2003
Common stocks:
The Kroger Co.	$(62,352)	202,497
Other common stocks	(29)	49
Collective trusts	41,208	73,244
Mutual funds	30,524	82,594

	$9,351	358,384

4.	Nonparticipant-Directed Investments:

Investments in The Kroger Co. common stock are generated from participant-directed contributions and Company matching contributions. Employee and employer amounts invested in The Kroger Co. common stock cannot be separately determined. Accordingly, investments in The Kroger Co. common stock are considered nonparticipant-directed for disclosure purposes.

The information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in The Kroger Co. Common Stock Fund (Fund) is as follows (in thousands):

	2004	2003
The Kroger Co. Common Stock Fund Year-end holdings	$1,036,067	1,178,230

Change in net assets in the Fund:
[all cash basis amounts except for net appreciation/(depreciation)]
Participant contributions	$52,099	60,730
Employer contributions	5,729	6,498
Transfer from other plans	—	3
Loan interest	1,376	1,627
Net appreciation (depreciation)	(62,352)	202,497
Distributions to participants	(62,786)	(49,639)
Administrative expenses	(182)	(228)
Transfers to other funds, net	(76,047)	(88,322)

	$(142,163)	133,166

5.	Investment Contracts:

Beginning July 1, 2004, a Master Trust holds thirteen investment contracts which are managed by investment fund managers. (Prior to July 1, 2004, the contracts were held within the Stable Value Funds.) All Plans have an undivided interest in each investment contract. The investment contracts are fully benefit responsive. A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan. Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

The following information relates to the Plan’s interest in investment contracts (in thousands):

	2004	2003
Contract value	$636,260	616,442
Fair value	$654,052	631,303
Crediting interest rate	1.9% to 5.7%	.9% to 5.9%
Average Yield	4.6%	5.0%

The crediting interest rates for the investment contracts are based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment. Certain of the crediting rates are adjusted quarterly. The minimum crediting interest rate for these investments is zero.

The fair value of the fixed income investments is calculated as the aggregate present value of the underlying cash flows using interest rates quoted for securities with similar duration and credit risk.

The following is financial information with respect to the Master Trust:

December 31, 2004 investment holdings (at fair value):

Cash and equivalents	$122,181,390
Fixed maturity synthetic guaranteed investment contracts	184,152,960
Constant duration synthetic guaranteed investment contracts	575,517,522

$881,851,872

Net investment income of the Master Trust from July 4, 2004 (date Master Trust began) to December 31, 2004 was $43,005,260.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2004, the Plan’s interest in the net assets of the Master Trust was 74.17%.

6.	Income Tax Status:

The Plan obtained a determination letter dated December 3, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, including changes related to recent tax law changes included in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

8.	Related-party and Party-in-interest Transactions:

The Plan held, at fair value, $1,036,067,477 and $1,178,230,183 of The Kroger Co. common shares at December 31, 2004 and 2003, respectively.

The Plan purchased 6,555,305 and 6,889,563 shares of The Kroger Co. common shares at a cost of $110,844,501 and $111,524,052 in 2004 and 2003, respectively.

The Plan sold 10,443,127 and 10,137,491 shares of The Kroger Co. common shares for $178,696,075 and $168,935,935 with a realized gain of $51,498,982 and $44,808,904 in 2004 and 2003, respectively.

Merrill Lynch Trust Company, FSB and Merrill Lynch provide recordkeeping and investment management services to the Plan. Therefore, transactions with Merrill Lynch Trust Company, FSB and Merrill Lynch qualify as party-in-interest transactions.

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740     Plan Number: 004

Schedule of Assets (Held at End of Year)

December 31, 2004

(In Thousands)

(a)	(b),(c)	(d)	(e)
	Investment description	Cost	Current value
	Interest in Master Trust	**	$636,260

	Common stocks:
*	The Kroger Co. ***	$588,503	1,036,067
	Ascential Software Corp	**	49

			1,036,116

	Collective trusts:
*	Merrill Lynch International Index Fund	**	18,772
*	Merrill Lynch International Index Fund GM	**	27,011
*	Merrill Lynch Small Cap Index Fund	**	43,306
*	Merrill Lynch Small Cap Index Fund GM	**	6,725
*	Merrill Lynch Equity Index Trust	**	198,898
*	Merrill Lynch Equity Index Trust GM	**	78,436

			373,148

	Mutual funds:
*	Merrill Lynch Mid Cap Index Trust	**	15,838
*	Merrill Lynch Mid Cap Index Trust GM	**	13,463
	Laudus Rosenberg U.S.	**	32,711
*	Merrill Lynch Fundamental Growth Fund	**	224,492
	Van Kampen Emerging Markets Fund	**	30,919
	Van Kampen Emerging Markets Fund GM	**	8,898
*	Merrill Lynch Global Allocation	**	50,569
	Templeton Foreign	**	28,455
*	Merrill Lynch Basic Value Fund	**	96,015
	Temporary Investment Fund	**	1,351

			502,711

*	Participant loans, 5.0% to 11.0%, 1-6 year maturities	$—	54,214

			$2,602,449

*	Indicates party-in-interest to the Plan.
**	Cost of assets is not required to be disclosed as investment is participant directed.
***	Investment includes both participant and nonparticipant directed investments.

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740     Plan Number: 004

Schedule H, Part IV, 4j - Schedule of Reportable Transactions

Year Ended December 31, 2004

(In Thousands)

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Fair Value on Transaction Date	(i) Net Gain/(Loss)
Reporting Criterion III	Any series of transactions within the plan year involving securities of the same issue that, when aggregated, involves an amount in excess of five percent of the current value of Plan assets.
* The Kroger Co.	The Kroger Co. Common Stock Fund	$110,845		110,845	110,845
* The Kroger Co.	The Kroger Co. Common Stock Fund		$178,696	127,197	178,696	51,499

*	Indicates party-in-interest to the Plan.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN

Date: June 27, 2005	By:	/s/ Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.
23	Consent of Independent Accountants